July 23, 2025

VIA EDGAR

Ms. Samantha Brutlag
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4720

Re:    American Century Investment Trust (the “Registrant”)
    File Nos. 033-65170; 811-07822

Dear Ms. Brutlag:

This letter responds to the comments you provided on June 27, 2025, relating to Post-Effective Amendment No. 85 to the Registrant’s Registration Statement filed on May 23, 2025, for the principal purpose of modifying the strategy of one series, High-Yield Fund (the “Fund”). For your convenience, we restate your comments prior to our responses.

1.Comment: Please state in the summary that high-yield securities are speculative.

Response: We have added new language to the High-Yield Risk in the “Principal Risks” section of the summary. That paragraph now reads as follows: “Issuers of high-yield securities are more vulnerable to real or perceived economic changes (such as an economic down turn or a prolonged period of rising interest rates), political changes or adverse developments specific to an issuer. These factors may be more likely to cause an issuer of low quality bonds to default on its obligations. High-yield securities are speculative.”

2. Comment: In Item 4, please provide a brief description of contingent securities and state that they are often rated below investment grade.

Response: We have added new language to the “Principal Investment Strategies” section of the summary to state: “A CoCo is a fixed-income instrument that may be converted into or exchanged for a prescribed amount of common stock or other security of the same or a different issuer or cash within a particular period of time at a specified price or formula. The value of CoCos tends to decline as interest rates rise and, because of the conversion feature, tends to vary with fluctuations in the market value of the underlying securities.”

We have also added the following disclosure to the Convertible Securities Risk: “CoCos are often rated below investment grade and are subject to the risks of high-yield securities.”

3.Comment: On Page #6, under “Average Annual Total Returns,” Bloomberg U.S. High-Yield 2% Issuer Capped Bond Index has been replaced by ICE BofA US High Yield Constrained Index (Unhedged). If the fund selects an index that is different from the index used for the immediately preceding period, explain the reason for the selection of a different index and provide information for the newly selected index and the former index.

Response: We have added performance information for the former index and added a footnote to the former index to state: “The investment advisor selected a different index for comparison purposes effective June 24, 2025. The advisor believes the ICE BofA US High Yield Constrained Index (Unhedged) is more reflective of the fund’s strategy as compared to the Bloomberg U.S. High-Yield 2% Issuer Capped Bond Index.”

4.Comment: There is a LIBOR Transition Risk in the SAI. LIBOR was discontinued at the end of June 2023 and synthetic USD LIBOR ceased publication in September 2024. Since LIBOR transition is now complete, please delete or revise this disclosure.

Response: In the SAI, we have revised the LIBOR Transition Risk disclosure to state:

The London Interbank Offered Rate (LIBOR) was a benchmark interest rate intended to be representative of the rate at which major international banks who are members of the British Bankers Association lend to one another over short-terms. Following manipulation allegations, financial institutions began phasing out the use of LIBOR, and publication of all LIBOR settings has now ceased. The transition to a replacement rate or rates may lead to increased volatility or illiquidity in markets for instruments that previously relied on LIBOR. The transition may also result in a change in the value of certain instruments the funds hold or a change in the cost of temporary borrowing for the funds. With the discontinuance of LIBOR, the LIBOR replacement rate may be lower than market expectations, which could have an adverse impact on the value of preferred and debt-securities with floating or fixed-to-floating rate coupons. The transition away from LIBOR could result in losses to the funds.

If you have any questions regarding the above responses, please contact the undersigned at britny_hawk@americancentury.com or 816-340-3655.

Sincerely,

/s/ Britny Hawk
Britny Hawk
Assistant Secretary